BB

11018704

ICW 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: April 30, 2013
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hours per response...... 12.00

SEC Mail Processing Section

FEB 28 2011

Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.RIVKIN & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON	NJ	08534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/12

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN & COMPANY, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES.

Title

Notary Public

Anne Meegan
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires 9/6/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS

December 31, 2010 and 2009

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2010 and 2009

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the statement of financial condition of H. Rivkin and Company, Inc. (a New York corporation) as of December 31, 2010 and 2009 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Van Duyne, Behrens & Co.

February 22, 2011

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2010	2009
Current assets		
Cash	$ 121,966	$ 138,707
Broker receivable	10,082	26,704
Inventory - securities	294,589	311,172
Prepaid expenses	577	577
Deferred tax asset	17,360	0
Total current assets	444,574	477,160
Property, plant, and equipment		
Machinery and equipment	30,951	30,951
Furniture and fixtures	18,375	18,375
	49,326	49,326
Less: accumulated depreciation	48,590	47,823
Net property, plant and equipment	736	1,503
Total assets	$ 445,310	$ 478,663

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Current liabilities		
Income tax payable	2,105	2,191
Payroll taxes payable	326	1,259
Accrued expenses	14,382	20,981
Deferred tax liability	0	3,221
Total liabilities	16,813	27,652
Stockholders' equity		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	194,159	194,159
Retained earnings	209,338	231,852
Total stockholders' equity	428,497	451,011
Total liabilities and stockholders' equity	$ 445,310	$ 478,663

See independent auditor's report and notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For The Years Ended December 31,

	2010	2009
Revenue		
Commission income	$ 720,698	$ 955,033
Trading income	17,938	5,509
Unrealized gain on securities	78,061	142,460
Total revenue	$ 816,697	$ 1,103,002
Operating expenses		
Officer's salaries	115,000	185,000
Office salaries	411,076	495,842
Advertising & promotion	1,037	554
Travel & entertainment	20,971	45,895
Telephone	19,567	17,016
Rent	29,000	26,700
Pension expense & employee benefits	71,363	97,371
Legal & professional services	18,663	16,676
Licenses & registration	7,752	7,409
Payroll & miscellaneous taxes	48,144	70,697
Dues, publications, & seminars	352	1,394
Office, stationery & printing	10,847	15,916
Postage & delivery	670	4,451
Clearing costs	68,353	64,766
Insurance	9,005	13,840
Lease expense	4,733	7,740
Quotes & research	22,439	15,593
Utilities, repairs & maintenance	2,776	3,397
Bank charges & miscellaneous	466	225
Depreciation expense	768	901
Total operating expenses	862,982	1,091,383
Income (loss) from operations	(46,285)	11,619
Other income (expense)		
Interest & dividend income	5,290	7,536
Interest expense	(6)	0
Penalties	0	(86)
Miscellaneous income	11	820
Other income - net	5,295	8,270
Income (loss) before income tax	(40,990)	19,889
Income tax provision	(2,105)	(2,634)
Deferred tax (expense) benefit	20,581	(24,216)
Net loss	(22,514)	(6,961)
Retained earnings, January 1	231,852	238,813
Retained earnings, December 31	$ 209,338	$ 231,852

See independent auditor's report and notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2010 and 2009

	Total	Common stock par value $1.00	Additional paid -in capital	Retained earnings
Balance at beginning of year - January 1, 2009	$ 457,972	$ 25,000	$ 194,159	$ 238,813
Net loss - December 31, 2009	(6,961)			(6,961)
Stockholders' equity at December 31, 2009	451,011	25,000	194,159	231,852
Net loss - December 31, 2010	(22,514)			(22,514)
Stockholders' equity at December 31, 2010	$ 428,497	$ 25,000	$ 194,159	$ 209,338

See independent auditor's report and notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31,

	2010	2009
Cash flows from operating activities		
Net loss	$ (22,514)	$ (6,961)
Adjustments to reconcile net income to net cash flows provided by operating activities		
Depreciation expense	768	901
Unrealized realized gain	(78,061)	(142,460)
Deferred tax expense (benefit)	(20,581)	41,977
Decrease in broker receivable	94,682	124,831
Decrease in inventory account	16,583	34,440
Increase in prepaid expenses & deposits	0	(284)
Decrease in accrued commissions, payroll taxes & other expenses	(7,618)	(116,594)
Net cash used by operating activities	(16,741)	(64,150)
Net decrease in cash	(16,741)	(64,150)
Cash at January 1	138,707	202,857
Cash at December 31	$ 121,966	$ 138,707
Supplemental disclosures		
Cash paid during the year for interest	$ 6	0
Cash paid during the year for income taxes	$ 2,191	$ 2,634

See independent auditor's report and notes to the financial statements.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Investments - Inventory

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,037 and $554 for December 31, 2010 and 2009 respectively.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Penson Financial Clearing Corporation. At December 31, 2010 and 2009 the account balances of $10,082 and $26,704 represented trading profits settled in 2010 and 2009 respectively that had not been transferred by the clearing house until 2011 and 2010 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2010, and December 31, 2009. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Note 4 – Inventory Securities (continued)

The composition of trading securities, classified as current assets, is as follows at December 31, 2010, and December 31, 2009:

	December 31, 2010		December 31, 2009	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 67,499	$ 251,500	$ 90,830	$ 270,051
Corporate Bonds	33,274	43,089	33,274	41,121
Total trading securities	$ 100,773	$ 294,589	$ 124,104	$ 311,172

Investment income for the years ended December 31, 2010, and December 31, 2009, consists of the following:

	2010	2009
Gross realized gains from sale of trading securities	$ 17,938	$ 5,509
Dividend and interest income	5,290	7,536
Net unrealized holding gains	78,061	142,460
Net investment income	$ 101,289	$ 155,505

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $768 and $901 for December 31, 2010 and 2009 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2010 and 2009 are summarized as follows:

	2010	2009
Prepaid tax deposits	$577	$577

Note 7 - Commitments

Minimum annual rental lease commitments for the main office are as follows:

2011 (New Jersey)	$ 29,000

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $348,935 which exceeded its required net capital by $248,935.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2010 is as follows:

Financial statement loss before taxes	$ (40,990)
Adjustments for:	
Permanent differences	3,123
Temporary differences	4,136
Federal taxable loss	$ (33,731)

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 17,360

For the year ended December 31, 2010, the Company incurred a net operating loss and, accordingly, did not record a provision for federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. The deferred tax benefit relating to the state net operating loss was not recorded since it is more likely than not the Company will never realize the tax benefit of the net loss.

SUPPLEMENTARY INFORMATION

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2010

Total assets	$ 445,310
Less total liabilities	16,813
Net worth	428,497
Add subordinated loans	0
Adjusted net worth	428,497
Less non-allowable assets	17,937
Tentative net capital	410,560
Less haircuts	61,625
Net capital	348,935
Required net capital	100,000
Excess net capital	248,935
Aggregate indebtedness	16,813
Aggregate indebtedness to net capital	4.82%

H. RIVKIN AND COMPANY INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2010

Position			
Securites subject to 40% Haircut			
	Long		$ 0
	Short		$ 0
Securites subject to 15% Haircut			
	Long		$ 251,500
	Short		$ 0
Tentative Net Capital		$ 410,560	
Haircuts			
1. -40% Haircut			
	Long		$ 0
	Short		$ 0
2. -15% Haircut on the Greater of the Long or Short			
	Long		$ 37,725
	Short		$ 0
			$ 37,725
Excess haircuts:			
The lesser of long or short less			$ 0
25% of the greaterof the long of short position			$ (62,875)
Excess			$ 0

Undue concentration: (based on 10.00% TNC)

Any security > 500 SHARES & > 41,056

Stock value	Normal H.C.	Undue concentration
$ 177,408	15%	$ 20,453

Total undue concentration $ 20,453

Other haircut:

Type	Value	Haircut %	Haircut
MBNA Capital	$ 20,589	8.00%	1,647
Land O Lakes Cap	$ 22,500	8.00%	1,800

Total other haircut $ 3,447

Total haircut $ 61,625

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2010

Account name	Amount
Prepaid Expenses	$ 577
Deferred tax asset	17,360
Total non-allowable expenses	$ 17,937

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2010

Account name	Amount
Payroll taxes payable	$ 326
Income taxes payable	2,105
Accrued expenses	14,382
Total aggregate indebtedness	$ 16,813

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2010

Total net capital per unaudited focus report	$ 349,479
Add: Haircuts per unaudited focus report	61,617
Tentative net capital	411,096
Add: Non-allowable assets per unaudited focus report	603
Net worth	411,699
Audit adjusting journal entries-net effect on net worth	16,798
Adjusted net worth	428,497
Less: Non-allowable assets per audited financial statement	(17,937)
Adjusted tentative net capital per audited financial statement	410,560
Less: Haircuts per audited financial statement	(61,625)
Total net capital per audited financial statement	$ 348,935

** Any differences between the amended focus report and audited financial statements are deemed immaterial.*

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2010 and 2009

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2010 no SIPC-6 or SIPC-7 reports were required to be filed by the Company, due to the fact the SIPC fund exceeded one billion US dollars in assets.

Van Duyne, Behrens & Co.
February 22, 2011

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Investments - Inventory

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,037 and $554 for December 31, 2010 and 2009 respectively.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Penson Financial Clearing Corporation. At December 31, 2010 and 2009 the account balances of $10,082 and $26,704 represented trading profits settled in 2010 and 2009 respectively that had not been transferred by the clearing house until 2011 and 2010 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2010, and December 31, 2009. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Note 4 – Inventory Securities (continued)

The composition of trading securities, classified as current assets, is as follows at December 31, 2010, and December 31, 2009:

	December 31, 2010		December 31, 2009	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 67,499	$ 251,500	$ 90,830	$ 270,051
Corporate Bonds	33,274	43,089	33,274	41,121
Total trading securities	$ 100,773	$ 294,589	$ 124,104	$ 311,172

Investment income for the years ended December 31, 2010, and December 31, 2009, consists of the following:

	2010	2009
Gross realized gains from sale of trading securities	$ 17,938	$ 5,509
Dividend and interest income	5,290	7,536
Net unrealized holding gains	78,061	142,460
Net investment income	$ 101,289	$ 155,505

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $768 and $901 for December 31, 2010 and 2009 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2010 and 2009 are summarized as follows:

	2010	2009
Prepaid tax deposits	$ 577	$ 577

Note 7 - Commitments

Minimum annual rental lease commitments for the main office are as follows:

2011 (New Jersey)	$ 29,000

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $348,935 which exceeded its required net capital by $248,935.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2010 is as follows:

Financial statement loss before taxes	$ (40,990)
Adjustments for:	
Permanent differences	3,123
Temporary differences	4,136
Federal taxable loss	$ (33,731)

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 17,360

For the year ended December 31, 2010, the Company incurred a net operating loss and, accordingly, did not record a provision for federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. The deferred tax benefit relating to the state net operating loss was not recorded since it is more likely than not the Company will never realize the tax benefit of the net loss.

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

December 31, 2010

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of directors of
H. Rivkin and Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin and Company, Inc. (the "Company"), for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by H. Rivkin and Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exceptive provisions of Rule 15C3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a inadequacy for such purposes.

Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives. In addition, our audit indicated H. Rivkin and Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2010 and no facts came to our attention to indicate such conditions had not been complied with during the year.

This report recognizes it is not practicable in an organization the size of H. Rivkin and Company, Inc. to achieve all the division of duties and cross-checks generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Van Duyne, Behrens & Co

February 22, 2011